Exhibit 99.7

Florida State Attorney's Office for the Ninth Judicial Circuit Joins Growing Ranks
of Prosecutor Offices Digitally Transforming with NICE Evidencentral

The Ninth Judicial Circuit will leverage Evidencentral’s NICE Justice solution to streamline its justice process to build stronger, safer communities

Hoboken, N.J., November 29, 2022 – NICE (Nasdaq: NICE) today announced that the State Attorney's Office for the Ninth Judicial Circuit (Florida) will be deploying NICE Justice, one of the cloud solutions in NICE’s Evidencentral platform, to streamline the justice process with a mission of building stronger, safer communities. The Ninth Circuit State Attorney’s Office’s 155 prosecutors, support staff and investigators serve Orange and Osceola counties, and play a vital role in promoting the safety and protection of 1.4 million citizens in the greater Orlando community, handling over 100,000 cases a year.

Monique H. Worrell, State Attorney Ninth Judicial Circuit, Orlando, FL, said, “Our mission is to build stronger, safer communities by bringing to justice those guilty of committing crimes and providing restorative justice for victims. Our prosecutors aren’t merely case-processors, they are problem solvers, and digital evidence is at the center of the work they do to further the cause of justice every day. NICE Justice will help us better manage the ever-growing mountain of digital evidence, by streamlining our intake of digital evidence, merging it into one consolidated view, and making that evidence more accessible, understandable and sharable.”

Chris Wooten, Executive Vice President, NICE, said, “Prosecutors look to digital evidence for the truth, but as digital evidence has grown, it has become mired in manual processes and is therefore challenging to manage. NICE Justice helps prosecutors find the truth in digital evidence faster, so they can build and present compelling cases.”

Part of the Evidencentral cloud-based platform, NICE Justice digitally transforms how district attorneys, paralegals and office staff receive, interact with, manage and share digital evidence, from beginning to end.

NICE Justice will help the Ninth Circuit State Attorney’s Office improve efficiency across the entire justice continuum, from evidence intake and investigation to discovery and trial preparation.

With NICE Justice, law enforcement agencies will be able to directly upload digital evidence through a secure portal. That evidence will then be automatically deposited into digital case folders in the cloud for immediate viewing by assigned investigators or attorneys.

NICE Justice also streamlines the discovery process with defense. Instead of sharing evidence via email or duplicating it on discs, NICE Justice enables attorneys to share digital evidence electronically with full chain of custody tracking.

Added Worrell, “NICE has taken the time to understand the day-to-day issues we have managing digital evidence as a State Attorney’s Office. In addition to improving productivity, we’re looking forward to eliminating the daily clerical burden that comes with managing digital evidence, to create a better working environment for our attorneys and staff. We’re excited to see where the future takes us together and how NICE will support us in our mission of justice.”

To learn more about NICE’s digital transformation solutions for Public Safety and Justice:

•	Visit the NICE website by clicking here.
•	Email PSInfo@NICE.com for more information.

About the State Attorney's Office for the Ninth Judicial Circuit
The Office of the State Attorney for the Ninth Judicial Circuit is represented by The Honorable Monique H. Worrell and serves Orange and Osceola counties in Central Florida. The mission of the State Attorney's Office for the Ninth Judicial Circuit is to promote public safety by using data-driven methods to hold offenders accountable, provide restorative justice for victims, and redirect children and people in need of services, in an effort to build stronger, safer communities. The Office team is made up of more than 155 prosecutors who work with support staff and investigators to serve the nearly 1.4 million citizens living in the Greater Orlando area. In addition to overseeing the third-largest circuit in the state, the Ninth Circuit State Attorney’s Office also protects many of the 50 million tourists that visit Central Florida each year. On average the Office receives about 100,000 cases a year from law enforcement. https://www.sao9.net/

NICE Public Safety & Justice
With over 3,000 customers and 30 years of experience, NICE helps all types of public safety and criminal justice agencies, from emergency communications and law enforcement to prosecutors and courts, digitally transform how they manage digital evidence and data from beginning to end, to get to the truth faster. NICE’s Evidencentral platform features an ecosystem of integrated technologies that bring data together to give a single view of the truth, enabling public safety and justice agencies to do what they do better – whether it’s responding to incidents, investigating and building cases, or prosecuting crimes. With comprehensive digital transformation solutions that can be deployed across entire counties and states, NICE also helps everyone work better together, so justice flows more smoothly, from incident to court. https://www.nicepublicsafety.com

About NICE
With NICE (Nasdaq: NICE), it’s never been easier for organizations of all sizes around the globe to create extraordinary customer experiences while meeting key business metrics. Featuring the world’s #1 cloud native customer experience platform, CXone, NICE is a worldwide leader in AI-powered self-service and agent-assisted CX software for the contact center – and beyond. Over 25,000 organizations in more than 150 countries, including over 85 of the Fortune 100 companies, partner with NICE to transform - and elevate - every customer interaction. www.nice.com

Corporate Media Contact
Christopher Irwin-Dudek, +1 201 561 4442, chris.irwin-dudek@nice.com, ET

Investors
Marty Cohen, +1 551 256 5354, ir@nice.com, ET
Omri Arens, +972 3 763 0127, ir@nice.com, CET

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Wooten, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the “Company”). In some cases, such forward-looking statements can be identified by terms such as “believe,” “expect,” “seek,” “may,” “will,” “intend,” “should,” “project,” “anticipate,” “plan,” “estimate,” or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of changes in economic and business conditions, including as a result of the COVID-19 pandemic; competition; successful execution of the Company’s growth strategy; success and growth of the Company’s cloud Software-as-a-Service business; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; the Company’s dependency on third-party cloud computing platform providers, hosting facilities and service partners;, cyber security attacks or other security breaches against the Company; the effect of newly enacted or modified laws, regulation or standards on the Company and our products and various other factors and uncertainties discussed in our filings with the U.S. Securities and Exchange Commission (the “SEC”). For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the SEC, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.